December 1, 2017
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention:     Carlos Pacho, Senior Assistant Chief Accountant
AD Office 11 - Telecommunications

Re:	Sprint Corporation
Form 10-K for Fiscal Year Ended March 31, 2017
Filed May 26, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 3, 2017
File No. 001-04721
Ladies and Gentlemen:
Sprint Corporation, a Delaware corporation (“Sprint,” the “Company,” “we,” “our” or “us”), is submitting this supplemental letter in response to the phone conversation with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on November 30, 2017 to further discuss Comment #5 below within the Staff's comment letter dated September 22, 2017.

Form 10-K for Fiscal Year Ended March 31, 2017
Consolidated Statements of Operations, page F-4

5.
We note that you present Cost of services and Cost of products exclusive of depreciation and amortization on the face of your Statements of Operations. Because depreciation and amortization are presented in the aggregate for all of your operations on the face of your income statement, there is not transparency into the amount of depreciation and amortization attributable to each of these line items. Rule 5-03 of Regulation S-X indicates the various line items which should appear on the face of the income statement. Please revise your Statements of Operations to specify the amounts of depreciation and amortization attributable to each line item, Cost of services and Cost of products, to comply with Rule 5-03(b)(2) of Regulation S-X. Alternatively, you may choose to present Cost of services and Cost of products including depreciation and amortization.

Securities and Exchange Commission
December 1, 2017

As provided in our initial response to Comment #5 on October 20, 2017, we noted that we will separately present lease rentals and the cost of these lease rentals in our consolidated statements of operations for the fiscal year ended March 31, 2018, pursuant to Rule 5-03(b)(1) and (2), provided that revenue from leased devices exceeds 10 percent of consolidated total net operating revenues. Additionally, in a follow up phone conversation with the Staff on November 6, 2017, we agreed to provide you examples of our proposed presentation of depreciation and amortization associated with each revenue stream for the fiscal year ended March 31, 2018. We have attached the two examples discussed with the Staff during our conversation on November 30, 2017, which are summarized below:

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Example one includes the amount of depreciation expense associated with devices subject to operating leases parenthetically next to "Cost of equipment rentals". The remaining amount of depreciation and amortization that is reflected in our consolidated statements of operations is primarily related to assets that support our wireless service revenues.

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Example two presents depreciation expense associated with devices subject to operating leases as a separate caption on the face of the consolidated statements of operations. The amount of deprecation for network and other assets that is reflected in our consolidated statements of operations is primarily related to assets that support our wireless service revenues and is included in "Depreciation - network and other". The amount of amortization is primarily related to assets that support wireless service revenues.

Based on our discussion on November 30, 2017, our understanding is the Staff did not object to either example. If you have any future questions regarding these matters, please do not hesitate to contact Paul W. Schieber, Jr. or John J. Mutrie, Jr. at (913) 794-3400 and (913) 439-4607, respectively. Thank you for your attention to this matter.
Very truly yours,

/s/ Paul W. Schieber, Jr.
Paul W. Schieber, Jr.
Vice President and Controller

/s/ John J. Mutrie, Jr.
John J. Mutrie, Jr.
Vice President and Assistant Controller

Securities and Exchange Commission
December 1, 2017

Cc:	Robert Shapiro, Senior Staff Accountant, Securities and Exchange Commission
Ivette Leon, Assistant Chief Accountant, Securities and Exchange Commission
Stefan K. Schnopp, Vice President Legal and Corporate Secretary, Sprint Corporation